Exhibit 99.1

Sprott Physical Platinum and Palladium Trust Completes
Initial Public Offering of 28,000,000 Trust Units

Toronto, Ontario, Canada — December 21, 2012 — Sprott Asset Management LP (“Sprott”) today announced that Sprott Physical Platinum and Palladium Trust (the “Trust”), a trust created to invest and hold substantially all of its assets in physical platinum and palladium bullion and managed by Sprott, has completed its initial public offering (the “Offering”) of 28,000,000 transferable, redeemable units of the Trust (“Units”) at US$10.00 per Unit, for gross proceeds of US$280,000,000.  As part of the Offering, the Trust has granted the underwriters an over-allotment option which is exercisable in whole or in part to purchase up to an additional 4,200,000 Units at US$10.00 per Unit.

The Units are listed on the NYSE Arca and the Toronto Stock Exchange under the symbols ‘SPPP’ and ‘PPT.U’, respectively.  The Offering was made simultaneously in the United States and Canada.  Morgan Stanley and RBC Capital Markets acted as global co-ordinators for the Offering. Morgan Stanley, RBC Capital Markets, BofA Merrill Lynch and UBS Investment Bank acted as joint book-running underwriters for the Offering in the United States.  The Canadian syndicate included RBC Capital Markets, Morgan Stanley, BMO Nesbitt Burns Inc., Canaccord Genuity Corp., CIBC World Markets Inc., National Bank Financial Inc., TD Securities Inc., Scotia Capital Inc., GMP Securities L.P., Desjardins Securities Inc., Macquarie Private Wealth Inc., Raymond James Ltd. and UBS Securities Canada Inc.

Copies of the U.S. prospectus related to the Offering may be obtained by contacting Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com, or RBC Capital Markets, LLC, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, New York 10281-8098 (telephone: 212-428-6670, fax: 212-428-6260), BofA Merrill Lynch, Attn: Prospectus Department, at 222 Broadway, New York, NY 10038 or by email at dg.prospectus_requests@baml.com, or UBS Securities LLC, Attn: Prospectus Department, at 299 Park Avenue, New York, NY 10171, or by telephone toll free at (888) 827-7275.  Copies of the Canadian prospectus related to this Offering may be obtained by contacting RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066) or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com.  The Offering in Canada is only being made by the Canadian prospectus, which includes important detailed information about the Units being offered.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Units, nor shall there be any sale of the Units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  Investors should read the prospectus carefully before making an investment decision.

Contact:

Investor Contact Information:
Sprott Physical Platinum and Palladium Trust
(416) 203-2310 or Toll Free: 1 (877) 403-2310

Email: bullion@sprott.com